Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	March 30, 2015
For Immediate Release	NR#15-01

MAG SILVER REPORTS 2014 ANNUAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2014.  For complete details of the annual financial statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars (“US$”) unless otherwise specified.

2014 FINANCIAL PERFORMANCE

At December 31, 2014, the Company had working capital of $87,033,742 (compared to $25,970,215 at December 31, 2013), including cash of $86,280,385 (compared to $25,050,948 at December 31, 2013).  The increase in working capital and cash over the prior period is the result of a 2014 bought deal financing and fully subscribed overallotment option, whereby the Company issued 8,418,000 common shares at C$10.25 per share.  US$ equivalent gross and net proceeds received from the offering were $80,017,125 and $75,086,615 respectively.  The Company currently has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.  The primary use of cash during the year ended December 31, 2014 was on the Juanicipio property, where the Company expended on its own account and through advances to Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) $4,710,939 (December 31, 2013: $5,166,251).  The Company also incurred expenditures on its other properties totaling $4,701,822 (December 31, 2013: $4,563,343).

The Company’s net loss for the year ended December 31, 2014 amounted to $16,133,203 or $0.25 per share (December 31, 2013: $29,371,353 or $0.49 per share).  The net loss compared to prior year decreased primarily as a result of less exploration and evaluation cost written off in the current year of $6,418,387 (December 31, 2013: $16,998,885).  With the Company’s continued desire to focus on and preserve cash for its core projects, the Don Fippi project was written off in 2014 totaling $6,418,387. The Company recognized a deferred tax recovery of $552,375 on the write off (December 31, 2013: deferred tax expense of $4,234,722), when it reversed the project’s related deferred income tax expense recorded upon the enactment of the Special Mining Duty in late 2013.

Shareholders may receive, upon request and free of charge, a hard copy of the Company’s Audited Financial Statements. The Company’s 40-F has also been filed with the United States Securities and Exchange Commission.

Project Updates

The preliminary 2015 Minera Juanicipio Development Budget is approximately $7.1 million (MAG’s 44% share is $3.1 million), and continues to be designated primarily for continued ramp advancement and associated underground mining infrastructure, as well as some metallurgical and geotechnical studies. The ramp is now advancing exclusively with drilling and blasting as the continuous miner was retired in December, 2014.  Based on actual conditions and geotechnical drill holes, it appears that the near-surface zone of variable rock quality has been passed and that the expected better rock quality zone has now been reached.  As a result, the ramp decline development has seen a sustained improvement in the advance rate, and subsequent to the year end, the 1 kilometre milestone was passed.

The preliminary 2015 Minera Juanicipio Exploration Budget is approximately $2.1 million (MAG’s 44% share is $0.9 million), and 2015 exploration targets were identified at an onsite exploration day in December attended by exploration teams from both MAG and Fresnillo.

No active exploration is currently being undertaken on the Company’s Cinco de Mayo property, as the Company remains in the process of negotiating a renewed surface access agreement with the local Ejido.  Although the Company believes that the surface access issue will be overcome, the overall timeline to successful resolution is not determinable at this time, and will depend upon various factors including but not limited to: the ability of the Company to arrive at a settlement agreement that would be fully supported by the majority of the Ejido; and, the ability of the Ejido to conduct a properly constituted Assembly meeting, with quorum, and favourable outcome.

At Salamandra, with Phase I and II drilling completed in 2014, the geological system remains open in all directions.  MAG has since reviewed all the drill holes to date and completed a comprehensive core review and geological reinterpretation of the system. With this analysis and the Company’s improved understanding of the system, an updated three dimensional model has been assembled.  Drill targets are currently being refined, and Phase III drilling is expected to commence mid-year, which when completed, would fulfill the exploration commitments required under the Company’s 55% earn in option.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html